SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                ----------------
                                  SCHEDULE 13D
                                 Amendment No. 4
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

                                  RULE 13d-2(a)

                               Gasco Energy, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    367220100
-------------------------------------------------------------------------------
                                 (CUSIP Number)

        Kathryn H. Smith, 114 John St. Greenwich, CT 06831 (203) 861-7525
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 5, 2003
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 5 Pages)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 367220100                     13D                    Page 2 of 5 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Richard C. McKenzie, Jr.
______________________________ _________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)  [ x]
       (b)  [  ]
________________________________________________________________________________
3   SEC USE ONLY
________________________________________________________________________________
4   SOURCE   OF FUNDS*
     PF
________________________________________________________________________________
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
________________________________________________________________________________
6   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
________________________________________________________________________________
                 7    SOLE VOTING POWER
NUMBER OF                8,877,114
SHARES           _______________________________________________________________

BENEFICIALLY     8    SHARED VOTING POWER
OWNED BY                 599,600
                 _______________________________________________________________
EACH             9    SOLE DISPOSITIVE POWER
REPORTING                8,877,114
                 _______________________________________________________________
PERSON  WITH     10   SHARED DISPOSITIVE POWER
WITH                     599,600
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,501,714
_______________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     20.7%*
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*
     IN
________________________________________________________________________________

CUSIP No. 367220100                     13D                    Page 3 of 5 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Margaret Byrne McKenzie
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)  [ x]
       (b)  [  ]
________________________________________________________________________________
3    SEC USE ONLY
________________________________________________________________________________
4    SOURCE   OF FUNDS*
     PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
________________________________________________________________________________
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States
______________________________________________________________________________
                 7    SOLE VOTING POWER
NUMBER OF                15,000
SHARES           _______________________________________________________________

BENEFICIALLY     8    SHARED VOTING POWER
OWNED BY                 599,600
                 _______________________________________________________________

EACH             9    SOLE DISPOSITIVE POWER
REPORTING                15,000
                 _______________________________________________________________

PERSON  WITH     10   SHARED DISPOSITIVE POWER
WITH                     599,600
________________________________________________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,501,714
_______________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     20.7%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*
     IN
________________________________________________________________________________

CUSIP No. 367220100                     13D                    Page 4 of 5 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS:   Seven Bridges Foundation, Inc.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)     06-1498953
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)  [x ]
       (b)  [  ]
________________________________________________________________________________
3    SEC USE ONLY
________________________________________________________________________________
4    SOURCE   OF FUNDS*
     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
________________________________________________________________________________
6   CITIZENSHIP OR PLACE OF ORGANIZATION
     Connecticut
________________________________________________________________________________
                 7    SOLE VOTING POWER
NUMBER OF             10,000
SHARES           _______________________________________________________________

BENEFICIALLY     8    SHARED VOTING POWER
OWNED BY              0
                 _______________________________________________________________
EACH             9    SOLE DISPOSITIVE POWER
REPORTING             10,000
                 _______________________________________________________________
PERSON  WITH     10   SHARED DISPOSITIVE POWER
WITH                  0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
       9,501,714
_______________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     20.7%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*
     CO
________________________________________________________________________________

         This Amendment No. 4 amends and supplements the Schedule 13D as filed on August 28, 2002 and amended on September 19, 2002, October 15, 2002 and January 22, 2003 (the "13D") with respect to the shares of common stock, par value $1.00 per share (the "Common Stock"), of Gasco Energy, Inc., a Nevada corporation (the "Company"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.

Item 4.  Purpose of Transaction

         Item 4 of the 13D is hereby amended and supplemented by adding the following paragraph before the final paragraph thereof.

         "On February 5, 2003, Mr. McKenzie entered into a Subscription and Registration Rights Agreement with the Company (the "Subscription Agreement"), a copy of which is attached hereto as Exhibit 10.2 and is incorporated herein by reference. On February 12, 2003, Mr. McKenzie purchased 6,818 shares of Series B Preferred Stock, par value $0.001 per share, of the Company, pursuant to such agreement."

Item 5.   Interest in Securities of the Issuer.

 Item 5 of the 13D is hereby amended and restated in its entirety as follows:

"(a)

         The share ownership set forth in this Item 5 is as of February 18, 2003. As of such date, Mr. McKenzie held 4,591,400 shares of Common Stock, comprised of 2,052,400 shares held by him personally and 2,539,000 shares held in his retirement accounts, through two custodians. In addition, Mr. McKenzie held 6818 shares of Series B Preferred Stock, par value $0.001 per share, of the Company (the "Preferred Stock"). Each share of Preferred Stock may be converted at any time into 628.6 shares of Common Stock. Mrs. McKenzie held 15,000 shares in her retirement account, through a custodian. In addition, Mr. and Mrs. McKenzie held 440,500 shares as co-trustees of the Charitable Lead Annuity Trust 2000 (the "2000 Trust") and 159,100 shares as co-trustees of the Charitable Lead Annuity Trust 2001 (the "2001 Trust"). The Foundation held 10,000 shares of Common Stock.

         (b)

         Mr. McKenzie has the sole power to vote and dispose of 4,591,400 shares of Common Stock, comprised of the shares held by him personally and in his individual retirement accounts. Mr. McKenzie also has the sole power to vote his 6818 shares of Preferred Stock. Each share of Preferred Stock has 628.6 votes.

         Mrs. McKenzie has the sole power to vote and dispose of 15,000 shares of Common Stock held in her individual retirement account. Mr. and Mrs. McKenzie are co-trustees of the 2000 Trust and 2001 Trust, and they share power to vote and dispose of the 599,600 shares of Common Stock held in the aggregate by such trusts, respectively. The Foundation has the sole power to vote and dispose of 10,000 shares."


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Item 6 of the 13D is hereby amended and supplemented by adding the following paragraph before the final paragraph thereof.

         "On February 5, 2003, Mr. McKenzie entered into the Subscription Agreement with the Company. Pursuant to such agreement, Mr. McKenzie purchased 6818 shares of Preferred Stock from the Company on February 12, 2003. A copy of such agreement is filed herewith as Exhibit 10.2 and is incorporated herein by reference."


Item 7.  Material to be Filed as Exhibits.

10.2 Subscription and Registration Rights Agreement, dated February 5, 2003, between Richard C. McKenzie, Jr. and Gasco Energy, Inc.


                                    SIGNATURE

         After reasonable inquiry and to the best of his or her knowledge and belief, each of the persons below certifies that the information set forth in this statement is true, complete and correct.

Dated as of:    February 18, 2003


Richard C. McKenzie, Jr.


/s/ Kathy Smith
______________________________
Kathy Smith
Attorney


Margaret Byrne McKenzie
/s/ Kathy Smith
______________________________
Kathy Smith
Attorney



SEVEN BRIDGES FOUNDATION, INC.

By:

/s/ Kathy Smith
______________________________
Name:  Kathy Smith
Title: Executive Director

                                                                  Exhibit 10.2

                               GASCO ENERGY, INC.

                 SUBSCRIPTION AND REGISTRATION RIGHTS AGREEMENT


         This Subscription and Registration Rights Agreement (this "Agreement"), made as of the date set forth below by and between Gasco Energy, Inc. (the "Company") and the undersigned ("Subscriber"), is intended to set forth certain representations, covenants and agreements between the Company and the Subscriber, with respect to the offering (the "Offering") for sale by the Company of shares of Series B Preferred Stock, par value $.001 per share (the "Preferred Stock"), as described in the Company's Private Placement Memorandum dated February 5, 2003 (the "Memorandum"), a copy of which has been delivered to Subscriber.

1. Subscription. Subject to the terms and conditions hereof, the Subscriber hereby irrevocably subscribes for and agrees to purchase from the Company the number of shares of Preferred Stock (the "Shares") set forth under the Subscriber's name on the signature page hereto at a purchase price of $440.00 per share (the "Offering Price"), and the Company agrees to sell such Shares to the Subscriber at the Offering Price, subject to the Company's right to sell to the Subscriber such lesser number of Shares as the Company may, in its sole discretion, deem necessary or desirable.

2. Delivery of Subscription Amount; Acceptance of Subscription; Delivery of Shares. Subscriber understands and agrees that this subscription is made subject to the following terms and conditions:

         (a) Subscriber understands that separate subscription agreements will be executed with other Subscribers for the remainder of the Shares to be sold in the Offering;

         (b) Contemporaneously with the execution and delivery of this Agreement, Subscriber shall execute and deliver the Certificate of Accredited Investor Status, and shall wire to the Company to hold in a separate, non-interest bearing account, immediately available funds in the amount equal to the Offering Price multiplied by the number of Shares for which the Subscriber has subscribed (the "Subscription Amount") in accordance with the instructions set forth on Exhibit A hereto.

         (c) The subscription for Shares shall be deemed to be accepted only when this Agreement has been signed by an authorized officer of the Company, and the deposit of the Subscription Amount for clearance will not be deemed an acceptance of this Agreement;

         (d) The Company shall have the right to reject this subscription, in whole or in part and shall have the right to allocate Shares among Subscribers in any manner it may desire;

         (e) The payment of the Subscription Amount (or, in the case of rejection of a portion of the Subscriber's subscription, the part of the payment relating to such rejected portion) will be returned promptly, without interest, if Subscriber's subscription is rejected in whole or in part or if the Offering is withdrawn or canceled;

         (f) Certificates representing the Shares purchased will be issued in the name of each Subscriber within 5 days of the consummation of the Offering as set forth under Section 3 hereof; and

         (g) The representations and warranties of the Company and Subscriber set forth herein shall be true and correct as of the date that the Company accepts this subscription.

3.       Terms of Subscription.

         (a) The subscription period will begin as of February 5, 2003 and will terminate at 11:59 p.m. Eastern time on February 10, 2003, unless extended by the Company, on one or more occasions, for up to an additional sixty (60) days (the "Termination Date"). Such extension may be effected without notice to the Subscribers.

         (b) If the Subscriber is not a United States person, the Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale or transfer of the Shares. The Subscriber's subscription and payment for, and his or her continued beneficial ownership of the Shares, will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

4.       Registration Rights.

         (a) Subscriber acknowledges that it is acquiring the Shares for its own account and for the purpose of investment and not with a view to any distribution or resale thereof within the meaning of the Securities Act of 1933, as amended, (the "Securities Act"). The Subscriber further agrees that it will not sell, assign or transfer the Shares, or shares of common stock of the Company, par value $.0001 ("Common Stock"), into which the Shares are convertible (the "Underlying Common Shares"), at any time in violation of the Securities Act and acknowledges that, in taking unregistered securities, it must continue to bear the economic risk of its investment for an indefinite period of time because of the fact that the Shares and the Underlying Common Shares have not been registered under the Securities Act, and further realizes that neither the Shares nor the Underlying Common Shares can be sold unless subsequently registered under the Securities Act or an exemption from such registration is available. The Subscriber further recognizes that the Company is not assuming any obligation to register the Shares or the Underlying Common Shares except as expressly set forth herein. The Subscriber also acknowledges that appropriate legends reflecting the status of the Shares and the Underlying Common Shares under the Securities Act may be placed on the face of the certificates for such shares at the time of their transfer and delivery to the holder thereof.

         (b) Neither the Shares nor the Underlying Common Shares may be transferred except in a transaction which is in compliance with the Securities Act. Except as provided hereafter with respect to registration of the Shares or the Underlying Common Shares, it shall be a condition to any such transfer that the Company shall be furnished with an opinion of counsel to the holder of such shares, reasonably satisfactory to the Company, to the effect that the proposed transfer would be in compliance with the Securities Act.

         (c) Within 30 days after the filing of the Company's annual report on Form 10-K for the fiscal year ended December 31, 2002 (the "Filing Date"), the Company shall use its commercially reasonable efforts to prepare and file with the Securities and Exchange Commission (the "SEC"), a registration statement and such other documents as may be necessary in the opinion of counsel for the Company, and use its commercially reasonable efforts to have such registration statement declared effective within 75 days after the Filing Date in order to comply with the provisions of the Securities Act so as to permit the registered resale of the Underlying Common Shares for a period of two (2) years following the Closing Date by each and every holder of Shares sold in the Offering, except for those holders who designate on the signature page hereto that they do not wish to have their Underlying Common Shares included in the registration statement. The Underlying Common Shares that are registered for resale under such registration statement are referred to herein as the "Offering Shares," and the Subscribers who are eligible to sell their Underlying Common Shares under such registration statement, together with their affiliates, are hereafter referred to as "Offering Holders." The Company will include in such registration statement (i) the information required under the Securities Act to be so included concerning the Offering Holders, as provided by the Offering Holders on the signature page hereto, including any changes in such information that may be provided by the Offering Holders in writing to the Company from time to time, and (ii) a section entitled "Plan of Distribution," substantially in the form of Exhibit C hereto, that describes the various procedures that may be used by the Offering Holders in the sale of Underlying Common Shares. Notwithstanding anything to the contrary in this Section 4, the Company may, at its option, terminate such registration statement at any time after a period of one year following the Closing Date, if at such time no Offering Holder beneficially owns more than 1,000,000 of the Underlying Common Shares underlying the Shares that such Offering Holder purchased in the Offering.

         (d) If the registration statement referred to in Section 4(c) above has not been declared effective by the SEC within 75 days after the Filing Date and the cause of the delay is not related to circumstances beyond the Company's control (such as failure of the SEC to review and act on the registration statement or amendments to the registration statement in a timely manner), the Company shall pay liquidated damages of 2% of the Offering Price per share for every Share for each 30 day period of delay following such initial 75 day period ("Liquidated Damages"). The foregoing payment shall constitute the sole monetary remedy available to the Subscriber in the event that the Company does not comply with the deadlines set forth in Section 4(c) with respect to the filing and effectiveness of the registration statement referred to therein.

         (e) Notwithstanding the foregoing provisions of this Section 4, the Company may voluntarily suspend the effectiveness of any such registration statement for a limited time, which in no event shall be longer than 60 days in any three-month period and no longer than 120 days in any twelve month period, if the Company has been advised in writing by counsel or underwriters to the Company that the offering of any Offering Shares pursuant to the registration statement would materially adversely affect, or would be improper in view of (or improper without disclosure in a prospectus), a proposed financing, a reorganization, recapitalization, merger, consolidation, or similar transaction involving the Company. If the effectiveness of any such registration statement is suspended for a period of time in violation of the preceding sentence and the cause of the delay is not related to circumstances beyond the Company's control (such as the failure of the SEC to review and act on a post-effective amendment to the registration statement in a timely manner), the Company shall pay Liquidated Damages for each such violation, subject to the limitation set forth in the last sentence of Section 4(d). If any event occurs that would cause any such registration statement to contain a material misstatement or omission or not to be effective and usable during the period that such registration statement is required to be effective and usable, the Company shall promptly file an amendment to the registration statement and use its commercially reasonable efforts to cause such amendment to be declared effective as soon as practicable thereafter. Notwithstanding any provision contained herein to the contrary, the Company's obligation to include, or continue to include, Offering Shares in any such registration statement under this Section 4 shall terminate to the extent such shares are eligible for resale under Rule 144(k) promulgated under the Securities Act.

         (f) If and whenever the Company is required by the provisions of this Agreement to use its commercially reasonable efforts to effect the registration of the Offering Shares under the Securities Act for the account of an Offering Holder, the Company will, as promptly as possible:

                  (i) prepare and file with the SEC a registration statement with respect to such securities and use its commercially reasonable efforts to cause such registration statement to become and remain effective;

                  (ii) prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective and to comply with the requirements of the Securities Act and the rules and regulations promulgated by the SEC thereunder relating to the sale or other disposition of the securities covered by such registration statement;

                  (iii) furnish to each Offering Holder such numbers of copies of a prospectus, including a preliminary prospectus, complying with the requirements of the Securities Act, and such other documents as such Offering Holder may reasonably request in order to facilitate the public sale or other disposition of the Offering Shares owned by such Offering Holder, but such Offering Holder shall not be entitled to use any selling materials other than a prospectus and such other materials as may be approved by the Company, which approval will not be unreasonably withheld; and

         (g) Except as provided below in this Section 4, the expenses incurred by the Company in connection with action taken by the Company to comply with this Section 4, including, without limitation, all registration and filing fees, printing and delivery expenses, accounting fees, fees and disbursements of counsel to the Company, consultant and expert fees, premiums for liability insurance, if the Company chooses to obtain such insurance, obtained in connection with a registration statement filed to effect such compliance and all expenses, including counsel fees, of complying with any state securities laws ("State Acts"), shall be paid by the Company. All fees and disbursements of any counsel, experts, or consultants employed by any Offering Holder shall be borne by such Offering Holder. The Company shall not be obligated in any way in connection with any registration pursuant to this Section 4 for any selling commissions or discounts payable by any Offering Holder to any underwriter or broker of securities to be sold by such Offering Holder. Subscriber agrees to pay all expenses required to be borne by such Offering Holder.

         (h) In the event of any registration of Underlying Common Shares pursuant to this Section 4, the Company will indemnify and hold harmless each Offering Holder, its officers, directors, investment advisors and each underwriter of such securities, and any person who controls such Offering Holder or underwriter within the meaning of Section 15 of the Securities Act, against all claims, actions, losses, damages, liabilities and expenses, joint or several, to which any of such persons may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages, liabilities or actions arise out of or are based upon any untrue statement of any material fact contained in any registration statement under which such securities were registered under the Securities Act, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof, or arise out of or are based upon the omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse such Offering Holder, its officers, directors and each underwriter of such securities, and each such controlling person or entity for any legal and any other expenses reasonably incurred by such Offering Holder, such underwriter, or such controlling person or entity in connection with investigating or defending any such loss, action, claim, damage, liability, or action; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage, liability or action arises directly out of or is based primarily upon an untrue statement or omission made in said registration statement, said preliminary prospectus or said prospectus, or said amendment of supplement in reliance upon and in conformity with written information furnished to the Company by such Offering Holder or such underwriter specifically for use in the preparation thereof, and provided further however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability or action arises directly out of or is based primarily upon an untrue statement or omission made in any preliminary prospectus or final prospectus if (i) such Offering Holder failed to send or deliver a copy of the final prospectus or prospectus supplement with or prior to the delivery of written confirmation of the sale of the Offering Shares, and
(ii) the final prospectus or prospectus supplement would have corrected such untrue statement or omission.

         (i) At any time when a prospectus relating to the Offering is required to be delivered under the Securities Act, the Company will notify the Offering Holder of the happening of any event, upon the notification or awareness of such event by an executive officer of the Company, as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing.

         (j) In the event of any registration of any Underlying Common Shares under the Securities Act pursuant to this Section 4, Subscriber agrees to indemnify and hold harmless the Company, its officers, directors and any person who controls the Company within the meaning of Section 15 of the Securities Act, against any losses, claims, damages, liabilities, or actions, joint or several, to which the Company, its officers, directors, or such controlling person or entity may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages, liabilities, or actions arise out of or are based upon any untrue statement of any material fact contained in any registration statement under which such Underlying Common Shares were registered under the Securities Act, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereto, or arise out of or are based upon the omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent and only to the extent that any such loss, claim, damage, liability, or action arises out of or is based upon an untrue statement or omission made in said registration statement, said preliminary prospectus or said prospectus or said amendment or supplement in reliance upon and in conformity with written information furnished to the Company by Subscriber or any affiliate (as defined in the Securities Act) of Subscriber specifically for use in the preparation thereof.

         (k) Any party entitled to indemnification hereunder will (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party will not be subject to any liability for any settlement made by the indemnified party without its consent (which consent may not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim will not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim.

         (l) With a view to making available to the Offering Holder the benefits of Rule 144 promulgated under the Securities Act, the Company agrees that it will use its commercially reasonable efforts to maintain registration of its Common Stock under Section 12 or 15 of the Securities and Exchange Act of 1934, as amended, (the "Exchange Act") and to file with the SEC in a timely manner all reports and other documents required to be filed by an issuer of securities registered under the Exchange Act so as to maintain the availability of Rule
144. Upon the request of any record owner, the Company will deliver to such owner a written statement as to whether it has complied with the reporting requirements of Rule 144.

4. Representations and Warranties of the Subscriber. Subscriber hereby represents and warrants to the Company as follows:

         (a) Subscriber is acquiring the Shares for its own account, for investment and not with a view to, or for resale in connection with, any distribution or public offering thereof within the meaning of the Securities Act, and applicable state securities laws.

         (b) The Subscriber understands that (A) the Shares (1) have not been registered under the Securities Act or any state securities laws, (2) will be issued in reliance upon an exemption from the registration and prospectus delivery requirements of the Securities Act pursuant to Section 4(2) and/or Regulation D thereof and (3) will be issued in reliance upon exemptions from the registration and prospectus delivery requirements of state securities laws which relate to private offerings, and (B) the Subscriber must therefore bear the economic risk of such investment indefinitely unless a subsequent disposition thereof is registered under the Securities Act and applicable state securities laws or is exempt therefrom. Subscriber further understands that such exemptions depend upon, among other things, the bona fide nature of the investment intent of the Subscriber expressed herein. Pursuant to the foregoing, the Subscriber acknowledges that the certificates representing the Shares, and any Underlying Common Shares, acquired by the Subscriber shall bear a restrictive legend substantially as follows:

         "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND STATE SECURITIES LAWS, AND MAY NOT BE OFFERED FOR SALE, SOLD, ASSIGNED, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF UNLESS (I) REGISTERED UNDER THE APPLICABLE SECURITIES LAWS OR (II) AN OPINION OF COUNSEL, WHICH OPINION AND COUNSEL ARE BOTH REASONABLY SATISFACTORY TO THE COMPANY, HAS BEEN DELIVERED TO THE COMPANY AND SUCH OPINION STATES THAT THE SHARES MAY BE TRANSFERRED WITHOUT SUCH REGISTRATION."

         (c) The Subscriber has knowledge, skill and experience in financial, business and investment matters relating to an investment of this type and is capable of evaluating the merits and risks of such investment and protecting the Subscriber's interest in connection with the acquisition of the Shares. The Subscriber understands that the acquisition of the Shares is a speculative investment and involves substantial risks and that the Subscriber could lose the Subscriber's entire investment in the Shares. To the extent deemed necessary by the Subscriber, the Subscriber has retained, at its own expense, and relied upon, appropriate professional advice regarding the investment, tax and legal merits and consequences of purchasing and owning the Shares. The Subscriber has the ability to bear the economic risks of the Subscriber's investment in the Company, including a complete loss of the investment, and the Subscriber has no need for liquidity in such investment.

         (d) The Subscriber has been furnished by the Company all information (or provided access to all information) regarding the business and financial condition of the Company, its expected plans for future business activities, the attributes of the Shares and the merits and risks of an investment in the Shares which the Subscriber has requested or otherwise need to evaluate the investment in the Company.

         (e) Subscriber is in receipt of and has carefully read and understands the following items:

                  (i) the Memorandum; and

                  (ii) Final Prospectus to Post-Effective Amendment No. 1 to Form S-1, filed December 20, 2002.

         (f) In making the proposed investment decision, the Subscriber is relying solely on investigations made by the Subscriber and the Subscriber's representatives. The offer to sell the Shares was communicated to the Subscriber in such a manner that the Subscriber was able to ask questions of and receive answers from the management of the Company concerning the terms and conditions of the proposed transaction and that at no time was the Subscriber presented with or solicited by or through any leaflet, public promotional meeting, television advertisement or any other form of general or public advertising or solicitation.

         (g) The Subscriber acknowledges that the Subscriber has been advised that:

                  (i) The Shares offered hereby and the Underlying Common Shares have not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of any representations by the Company. Any representation to the contrary is a criminal offense.

                  (ii) In making an investment decision, the Subscriber must rely on its own examination of the Company and the terms of the Offering, including the merits and risks involved. Neither the Shares nor the Underlying Common Shares have been recommended by any federal or state securities commission or regulatory authority. Furthermore, the foregoing authorities have not confirmed the accuracy or determined the adequacy of any representation. Any representation to the contrary is a criminal offense.

                  (iii) The Shares and the Underlying Common Shares are "Restricted Securities" within the meaning of Rule 144 under the Securities Act, are subject to restrictions on transferability and resale and may not be transferred or resold except as permitted under the Securities Act and applicable state securities laws, pursuant to registration or exemption therefrom. The Subscriber is aware that the Subscriber may be required to bear the financial risks of this investment for an indefinite period of time.

         (h) The Subscriber acknowledges and is aware that there has never been any representation, guarantee or warranty made by the Company or any officer, director, employee or agent or representative of the Company, expressly or by implication, as to (i) the approximate or exact length of time that the Subscriber will be required to remain an owner of the Shares or the Underlying Common Shares; (ii) the percentage of profit and/or amount of or type of consideration, profit or loss to be realized, if any, as a result of this investment; or (iii) that the limited past performance (if any) or experience on the part of the Company, or any future expectations will in any way indicate the predictable results of the ownership of the Shares or the Underlying Common Shares or of the overall financial performance of the Company.

         (i) The Subscriber agrees to furnish the Company such other information as the Company may reasonably request in order to verify the accuracy of the information contained herein and agrees to notify the Company immediately of any material change in the information provided herein that occurs prior to the Company's acceptance of this Agreement.

         (j) The Subscriber further represents and warrants that the Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, and Subscriber has executed the Certificate of Accredited Investor Status, attached hereto as Exhibit B.

         (k) As of the date of this Agreement the Subscriber and its affiliates do not have, and during the 30 day period prior to the date of this Agreement the Subscriber and its affiliates have not entered into, any "put equivalent position" as such term is defined in Rule 16a-1 of under the Exchange Act or short sale positions with respect to the Preferred Stock of the Company. Until the registration statement referred to in Section 4(c) is declared effective, the Subscriber hereby agrees not to, and will cause its affiliates not to, enter into any such "put equivalent position" or short sale position.

         The foregoing representations and warranties and undertakings are made by the Subscriber with the intent that they be relied upon in determining its suitability as an investor and the Subscriber hereby agrees that such representations and warranties shall survive its purchase of the Shares.

5. Representations and Warranties of the Company. The Company hereby represents and warrants to the Subscriber as follows:

         (a) The Company is duly incorporated, validly existing and in good standing under the laws of its state of incorporation, and is duly qualified to do business as a foreign corporation in all jurisdictions in which the failure to be so qualified would materially and adversely affect the business or financial condition, properties or operations of the Company. The Company has all requisite corporate power and authority (i) to own and lease the properties and assets it currently owns and leases (if any) and it contemplates owning and leasing and (ii) to conduct its activities as such activities (if any) are currently conducted and as currently contemplated to be conducted.

         (b) The authorized capital of the Company immediately prior to the Closing will consist of: (i) 5,000,000 shares of Preferred Stock, of which 1,000 shares are designated as Series A Preferred Stock, none of which are issued and outstanding, and of which 20,000 shares are designated as Series B Preferred Stock, none of which are issued and outstanding, and (ii) 100,000,000 shares of Common Stock, 40,288,800 of which were issued and outstanding as of January 24, 2003.

         (c) The Company has duly authorized the issuance and sale of the Shares in accordance with the terms of this Agreement (as described herein) by all requisite corporate action, including the authorization of the Company's Board of Directors of the issuance and sale of the Shares in accordance herewith, the authorization and reservation of a number of shares of Common Stock sufficient to convert all Shares sold in the Offering into shares of Common Stock in accordance with the terms of the Shares (without giving effect to any future adjustment in the Conversion Price of the Shares) and the execution, delivery and performance of any other agreements and instruments executed in connection herewith. This Agreement constitutes a valid and legally binding obligation of the Company, enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, and (iii) to the extent the indemnification provisions contained herein may be limited by applicable federal or state securities laws.

         (d) The Shares, when issued and paid for in accordance with this Agreement, and the Underlying Common Shares, when issued upon conversion of the Shares, will represent validly authorized, duly issued and fully paid and nonassessable shares of Preferred Stock or Common Stock of the Company, as the case may be, and the issuance thereof will not conflict with the certificate of incorporation or bylaws of the Company and will be in full compliance with. all federal and state securities laws applicable to such issuance and sale.

         (e) The execution and delivery of this Agreement, the fulfillment of the terms set forth herein and the consummation of the transactions contemplated hereby will not conflict with, or constitute a breach of or default under, any agreement, indenture or instrument by which the Company is bound or any law, administrative rule, regulation or decree of any court or any governmental body or administrative agency applicable to the Company.

         (f) As of the date of this Agreement, the Memorandum does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

         (g) The documents incorporated by reference in the Memorandum at the time they were filed with the SEC, complied in all material respects with the requirements of the Exchange Act, and, when read together and with the other information in the Memorandum, do not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

         (h) Subsequent to the dates as of which information is given in the Memorandum and the documents incorporated by reference therein, except as described therein, there has not been any material adverse change with regard to the assets or properties, results of operations or financial condition of the Company.

6. Survival; Indemnification. All representations, warranties and covenants contained in this Agreement and the indemnification contained in this Section 7 shall survive (i) the acceptance of this Agreement by the Company, (ii) changes in the transactions, documents and instruments described herein which are not material or which are to the benefit of Subscriber, and (iii) the death or disability of Subscriber. Subscriber acknowledges the meaning and legal consequences of the representations, warranties and covenants in Section 5 hereof and that the Company has relied upon such representations, warranties and covenants in determining Subscriber's qualification and suitability to purchase the Shares. Subscriber hereby agrees to indemnify, defend and hold harmless the Company, its officers, directors, employees, agents and controlling persons, from and against any and all losses, claims, damages, liabilities, expenses (including attorneys' fees and disbursements), judgments or amounts paid in settlement of actions arising out of or resulting from the untruth of any representation of Subscriber herein or the breach of any warranty or covenant herein by Subscriber. Notwithstanding the foregoing, however, no representation, warranty, covenant or acknowledgment made herein by Subscriber shall in any manner be deemed to constitute a waiver of any rights granted to it under the Securities Act or state securities laws.

6.       Notices.

         All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid:

         (a) if to the Company, to the following address:

                  Gasco Energy, Inc.
                  14 Inverness Drive East
                  Building H, Suite 236
                  Englewood, CO 80112
                  Attn: Peggy Herald
                  Telephone: (303) 483-0044

         (b) if to Subscriber, to the address set forth on the signature page hereto.

         (c) or at such other address as any party shall have specified by notice in writing to the others.

7. Notification of Changes. Subscriber agrees and covenants to notify the Company immediately upon the occurrence of any event prior to the consummation of this Offering that would cause any representation, warranty, covenant or other statement contained in this Agreement to be false or incorrect or of any change in any statement made herein occurring prior to the consummation of this Offering.

8. Assignability. This Agreement is not assignable by the Subscriber, and may not be modified, waived or terminated except by an instrument in writing signed by the party against whom enforcement of such modification, waiver or termination is sought.

9. Binding Effect. Except as otherwise provided herein, this Agreement shall be binding upon and inure to the benefit of the parties and their heirs, executors, administrators, successors, legal representatives and assigns, and the agreements, representations, warranties and acknowledgments contained herein shall be deemed to be made by and be binding upon such heirs, executors, administrators, successors, legal representatives and assigns.

10. Obligations Irrevocable. The obligations of the Subscriber shall be irrevocable, except with the consent of the Company, until the consummation or termination of the Offering.

11. Entire Agreement. This Agreement constitutes the entire agreement of the Subscriber and the Company relating to the matters contained herein, superseding all prior contracts or agreements, whether oral or written.

12. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Colorado, without regard to the principles of conflicts of law thereof that would require the application of the laws of any jurisdiction other than Colorado.

13. Severability. If any provision of this Agreement or the application thereof to Subscriber or any circumstance shall be held invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provision to other subscriptions or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

14. Headings. The headings in this Agreement are inserted for convenience and identification only and are not intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision hereof.

15. Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

16. Counsel. Subscriber hereby acknowledges that the Company and its counsel, Vinson & Elkins L.L.P., represent the interests of the Company and not those of the Subscriber in any agreement (including this Agreement) to which the Company is a party.

                           [Signature Page to follow]

         IN WITNESS WHEREOF, Subscriber has executed this Subscription and Registration Rights Agreement as of February 5, 2003.

SUBSCRIBER



Number of Shares:  6,818.18
Offering Price per Share: $  440
Subscription Amount:  $3,000,000


By:  /s/  Richard C. McKenzie, Jr.
     _____________________________________
Name:    Richard C. McKenzie Junor
Address:  114 John St. Greenwich, CT 06831






         The Company hereby accepts the foregoing subscription subject to the terms and conditions hereof as of February 5, 2003.


Gasco Energy, Inc.
a Nevada corporation



By:  /s/ Mark A. Erikson
     _____________________________________
Mark A. Erikson, President and
Chief Executive Officer